File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2009

(Filed April 1, 2009)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 1, 2009

Release

Vitro successfully completes funding of trade receivables securitization

San Pedro Garza Garcia, Nuevo Leon, Mexico, April 1, 2009.- Vitro, S.A.B. de C.V. (BMV: VITROA, NYSE: VTO), Mexico's largest glass manufacturer and one of the most important in the world, announced today that it has successfully completed the refinancing of its two-tranche trade receivables securitization for two of its wholly owned subsidiaries.

The senior tranche is a $550 million peso variable rate investment grade bond.  The senior tranche is funded by Ixe Banco, Institucion de Banca Multiple, and Ixe Grupo Financiero, a local Mexican bank. The subordinate tranche is an unrated US$19 million dollar fixed rate bond funded by a multinational investor with recourse back to Vitro. Finacity Corporation structured the transaction, and will act as, master servicer, servicer and bond administrator.

The funding of the senior tranche with private institutions provides Vitro's Glass Containers business unit with enhanced liquidity to successfully continue its normal operations.

"This is a very important transaction for Vitro and demonstrates the market's confidence in Vitro's future. I believe that this transaction strengthens Vitro's efforts to efficiently fund operations," commented Claudio Del Valle, Vitro's Chief Administrative and Financial Officer.

"This important step is appropriate to ensure Vitro's long-term success and confirms that we are making the right decisions to successfully face the challenging environment. We strongly believe in the Company's potential," he concluded.

Vitro, in existence for 100 years, has a strong foundation with solid business operations, strong franchise and market positions and superior quality products. The Company will continue providing the quality products and services needed by its broadly diversified customers, who also provide it with the wherewithal to pay for the materials and services required to manufacture these products.

These are also trying times for many of our customers and suppliers, and Vitro, with its continuous operations and production of quality products and services will be there to help them get through as it has done in the past.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in ten countries in the Americas and Europe. For more information, you can access Vitro's Website at: http://www.vitro.com

For more information, please contact:

Investor Relations Adrian Meouchi /Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. Agency Susan Borinelli / Danielle Birrer Breakstone Group (646) 452-2336 sborinelli@breakstone-group.com bcano@breakstone-group.com	Media Relations Albert Chico/Roberto Riva Vitro, S. A. B. de C.V. +52 (81) 8863-1661/1689 achico@vitro.com rriva@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By  /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: April 1, 2009